Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Receipt of NCLT order sanctioning the Scheme of Arrangement between the Company and Tata Advanced Systems Limited (‘Transferee Company’) for transfer of the Defense Undertaking (‘the Scheme’)

Mumbai, December 17, 2019: This is with further reference to our letters dated May 3, 2018, June 27, 2019, June 28, 2019 and July 30, 2019, regarding the captioned Scheme. We are pleased to inform you that, the Hon'ble National Company Law Tribunal, Mumbai Bench (‘NCLT’) vide its order dated December 12, 2019, has sanctioned the said Scheme.

A certified copy of the order passed by the NCLT along with a copy of the Scheme is being made available on the Company’s website www.tatamotors.com.

We would like to bring to your notice that:

1)	The Scheme is subject to approval by the NCLT, Hyderabad bench in respect of the application filed by the Transferee Company;
2)

As per Clause 21 of the Scheme, this Scheme would be effective on receipt of necessary approvals from authorities, including the Ministry of Defense. The Company would be filing/intimating the said order with the Registrar of Companies, Mumbai (“ROC”) within 30 days of the said order as also when the Scheme become effective as mentioned above.

We would keep the investors and exchanges informed of the same. This is for your information and records.

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.